March 23, 2006

AdvisorOne Funds Board of Trustees

c/o Michael Miola, Chairman of the Board

4020 South 147th Street

Omaha, Nebraska 68137

Re: Advisory Fee Waivers

Dear Mr. Miola:

As you are aware, CLS Investment Firm, LLC (the “Adviser”) has contractually agreed to waive a portion of its advisory fees for the benefit of AdvisorOne Funds.  The Adviser hereby agrees to continue to contractually bind itself, as of the date hereof, to waive or limit its management fees and to reimburse expenses, other than extraordinary or non-recurring expenses, through June 30, 2007, so that the total annual operating expenses of the Funds do not exceed the percentage of average daily net assets indicated below:

Fund Name	Class C	Class N
Amerigo Fund	2.15%	1.15%
Clermont Fund	-	1.15%
Berolina Fund	-	1.15%
Descartes Fund	-	1.15%
Liahona Fund	-	1.15%

These limitations are subject to possible reimbursement by each Fund, in future years on a rolling three year basis, if such reimbursement can be achieved within the foregoing expense limits.

We look forward to providing continuing service to the AdvisorOne Funds.

Sincerely,

________________________________

W. Patrick Clarke

Chief Executive Officer

CLS Investment Firm, LLC

Approved and accepted on behalf of each Fund

________________________________

Michael Miola

Chairman, Board of Trustees

AdvisorOne Funds